Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Reports Orders for Three Renaissance Systems During the
First Quarter of 2015

Enters the Second Quarter With System Sale to Virginia-based Hospital

CAESAREA, Israel – April 7, 2015 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQ GM: MZOR), a developer of innovative guidance systems and complementary products, announced today that it received orders and delivered three Renaissance systems, one in the U.S. and two internationally, in the first quarter ended March 31, 2015.  In the U.S., the Renaissance system was purchased by Arrowhead Hospital, located in Glendale, AZ.  Arrowhead is owned by one of the nation’s largest investor-owned healthcare services companies and represents the sixth Renaissance system installed through its hospital network.  Internationally, the systems were installed at hospitals in Germany and Taiwan, representing the twelfth and fourth systems installed in those countries, respectively.

“The purchase of a sixth Renaissance system by a leading healthcare organization – the largest single customer for the system – is a significant achievement and continues to validate the clinical and economic benefits of our innovative surgical guidance  system,” commented Ori Hadomi, Chief Executive Officer. “This purchase and the increased utilization and record procedure volumes we experienced in the first quarter further demonstrates the continued adoption and high customer satisfaction of the systems currently in use.”

The Company continues to have active discussions with hospital administrators and subsequent to the end of the first quarter completed a system sale to Richmond, VA-based hospital, representing its first Renaissance system. This sale increases Mazor’s total US installed base to 48 systems.

The Company currently intends to report its financial results for the first quarter ended March 31, 2015 on May 7, 2015.

About Mazor
Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the continued adoption and high customer satisfaction of the systems currently in use, strong data and published reports influencing hospital administrators decision to purchase a Renaissance system, the time for reporting of our first quarter financial results, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements and their implications are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 9, 2014 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
212.850.6020; 646.201.5447

Dave Schemelia – Media
dave@evcgroup.com
646.201.5431